                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13 d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(a)

                             IMPAX LABORATORIES INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)
                  (Formerly Global Pharmaceutical Corporation)

                          COMMON STOCK, $.01 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   45256B 10 1
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                             LAURIE A. MILLER, ESQ.
                           LAW OFFICE OF LAURIE MILLER
                              3542 OAK KNOLL DRIVE
                             REDWOOD CITY, CA 94062
                                 (650) 361-8141
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                DECEMBER 14, 1999
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule.13d-1(f) or Rule 13d-1(g), check the following box. [ ]


Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

_______________________________________________________________________________

CUSIP No.  45256B 10 1             SCHEDULE 13D
_______________________________________________________________________________

    1      NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                China Development Industrial Bank, Inc.
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                                (b)  [ ]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS* (SEE INSTRUCTIONS)
                SC
______________________________________________________________________________

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
                TAIWAN
_______________________________________________________________________________
               |     |
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |       3,669,357 shares of Common Stock (See Item 5)
BENEFICIALLY   |_____|________________________________________________________
  OWNED BY     |     |
   EACH        |  8  |   SHARED VOTING POWER
 REPORTING     |     |       0 shares of Common Stock (See Item 5)
PERSON WITH    |_____|________________________________________________________
               |     |
               |  9  |   SOLE DISPOSITIVE POWER
               |     |      3,669,357 shares of Common Stock (See Item 5)
               |_____|________________________________________________________
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |       0 shares of Common Stock (See Item 5)
_______________|_____|_________________________________________________________

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                             3,669,357 shares of Common Stock (See Item 5)
______________________________________________________________________________

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                              [ ]
______________________________________________________________________________

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                12.9%(**) of Common Stock  (See Item 5)
______________________________________________________________________________

   14     TYPE OF REPORTING PERSON*
                CO
______________________________________________________________________________
                      *SEE INSTRUCTIONS BEFORE FILLING OUT

(**) Consists of shares of Series 1-B preferred stock immediately convertible into 3,669,357 shares of common stock.

                                  SCHEDULE 13D
                          FILED PURSUANT TO RULE 13D-1
                   OF THE GENERAL RULES AND REGULATIONS UNDER
                 THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

         Effective December 14, 1999, Impax Pharmaceuticals, Inc., a California corporation ("Impax"), merged with and into Global Pharmaceutical Corporation, a Delaware corporation ("Global"), and in connection therewith, Global changed its name to Impax Laboratories, Inc. ("Issuer"). The purpose of this Schedule 13D is to report that, as a result of the merger, the "Reporting Person" owns 12.9% percent of the Common Stock, $.01 par value (the "Common Stock"), of the Issuer.

         Responses to each item below are incorporated by reference into each other item, as applicable.

Item 1.  Security and Issuer.

         This Schedule 13D relates to Common Stock of the Issuer. The address of the Issuer's principal executive office is 30831 Huntwood Avenue, Hayward, CA 94544.

Item 2.  Identity and Background.

         This statement is being filed by China Development Industrial Bank, Inc. ("CDC"), or (the "Reporting Person").

         The information required by this Item for the Reporting Person is set forth in Appendix 1 hereto. The information required by this Item for each officer, director and partner and each controlling person, if any, of the Reporting Person is set forth in Appendix 2 hereto.

         During the last five years prior to the date of this filing, neither the Reporting Person or any person identified in Appendix 2 has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction ending in a judgment, decree or final order enjoining future violations or prohibiting or mandating the activities subject to, federal or state securities laws or finding a violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

         Global and Impax entered into an Agreement and Plan of Merger, dated as of July 26, 1999 ("Merger Agreement"), pursuant to which Impax would merge into Global, with Global being the surviving corporation. The merger of Impax into Global was consummated on December 14, 1999.

         The Issuer's corporate existence was not affected by the Merger, but its certificate of incorporation was amended to increase the number of shares of Common Stock Issuer is authorized to issue and to change the name of the combined company to Impax Laboratories, Inc.

         Effective with the Merger, the following shares and all rights with respect to those shares were converted into capital stock of the Issuer as described below:

         Each outstanding share of Impax common stock, Series A preferred stock and Series B preferred stock was converted into 3.3358 shares of Issuer Common Stock;

         Each outstanding share of Impax Series C Preferred Stock was converted into 5.849 shares of the Issuer's Common Stock;

         Every 20 outstanding shares of Impax Series D Preferred Stock was converted into one share of the Issuer's Series 1-B Preferred Stock;

         Each outstanding share of Global Series C Preferred Stock was converted into 50 shares of the Issuer's Common Stock; and

         Each outstanding share of Global Series D Preferred Stock was converted into one share of the Issuer's Series 1-A Preferred Stock.

         CDC was the record and beneficial owner of 1,100,000 shares of Series D Preferred Stock of Impax. Consequently, as a result of the Merger, CDC became the record and beneficial owner of 55,000 shares of Issuer Series 1-B Preferred Stock (convertible into 2,668,624 shares of Issuer Common Stock).

Item 4.  Purpose of Transaction.

a) The Series 1-B Preferred Stock of which CDC is the record and beneficial owner was acquired for, and is being held for, investment purposes. CDC may dispose of or acquire securities of the Issuer, including Common Stock, depending upon the position of the market, the Issuer and other factors.

         Except as set forth above, CDC does not have any plans or proposals which relate to or would result in any other acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer.

b) Neither the Reporting Person, nor to the best of their knowledge, any person listed in Appendix 1 hereto, has any plans or proposals which relate to or would result in an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries.

c) CDC has no plans or proposals which relate to or would result in a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries.

d) Pursuant to the Issuer's Certificate of Designations for Series 1-A Convertible Preferred Stock and Series 1-B Convertible Preferred Stock (attached hereto as Exhibit 3 and incorporated herein by reference), and subject to meeting the Minimum Election Holdings, as hereinafter defined, each Director Holder, as hereinafter defined, or its transferee, as the case may be, is entitled to elect one (1) director of the Issuer, provided however, that in no event is any Director Holder and such Director Holder's transferee or transferees be entitled to elect, in the aggregate, more than one (1) director of the Issuer. For purposes of this Item 4(d), the following terms have the meanings hereinafter set forth:

         "Director Holder" means (i) Fleming US Discovery Fund III, L.P. and Fleming US Discovery Offshore Fund III, L.P, and any affiliate officer or employee of the same (the "Fleming Holders"), (ii) Chemical Company of Malaysia Berhad, (iii) President (BVI) International Investment Holdings Ltd., and (iv) CDC.

         "Minimum Election Holdings" means at least 40%, on an aggregate basis, of the shares of Series 1 Preferred Stock owned or acquired, as the case may be, by each such Director Holder as of the effective time of the Merger.

         In connection with the merger and as contemplated by the Merger Agreement, the directors of the Issuer were designated as follows: three individuals specifically named in the Merger Agreement, two persons selected by Global's board of directors, three persons selected by Impax's board of directors and two persons mutually selected by the boards of Global and Impax. In addition, pursuant to the Merger Agreement and Stockholders' Agreement (attached as Exhibit G thereto), dated as of December 14, 1999, among Global and certain stockholder signatories thereto, of which CDC is a signatory (the "Stockholders' Agreement"; see Exhibit 6 hereto, which is incorporated herein by reference), certain stockholders have agreed to vote certain of their shares in favor of the election of certain directors and the appointment of certain board observers, for a period ending on December 14, 2002.

         Except as set forth above, CDC has no plans or proposals which relate to or would result in any other changes in the board of directors or management of the Issuer, or which relate to or would result in: (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, By-Laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
(h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

         CDC retains the right to change its investment intent, to propose one or more possible transactions to the Issuer's board, to acquire additional shares of Issuer's preferred stock or common stock from time to time or to sell or otherwise dispose of all or part of the Series 1-B Preferred Stock beneficially owned by them (or any shares of Common Stock into which such Series

1-B Preferred Stock are converted) in any manner permitted by law. In the event of a material change in the present plans or intentions of CDC, CDC will amend this Schedule 13D to reflect such change, to the extent required by law.

Item 5.  Interest in Securities of the Issuer.

a) As a result of the Merger, CDC acquired 55,000 shares of Series 1-B Preferred Stock. The Series 1-B Preferred Stock of Issuer is currently convertible into 3,669,557 shares of Common Stock, subject to certain antidilution provisions.

   As of December 22, 1999, CDC may be deemed to own beneficially 12.9% of the outstanding Common Stock, which percentage is calculated based upon (i) 24,807,147 shares of Common Stock reported outstanding by the Issuer as of December 14, 1999. The percentage is calculated by dividing 3,669,557 shares beneficially owned by 28,476,504 (which is the sum of 24,807,147 and 3,669,357).

b) The information required by this paragraph is reflected on Lines 7-10 of the Reporting Person's cover page, incorporated herein by reference. The information required by Items 2 of this Schedule for each person with whom the power to vote or direct a vote or to dispose or direct the disposition is shared is set forth in Appendix 1 and Appendix 2 hereto.

c) Except as disclosed in Item 3, CDC has not effected any transactions in the Common Stock during the last 60 days.

d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Common Stock beneficially owned by CDC.

e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to the Securities of the Issuer.

         CDC acquired its shares of Series 1-B Preferred Stock pursuant to the Merger Agreement.

         Pursuant to the Merger Agreement and the Stockholders' Agreement, certain stockholders have agreed to vote certain of their shares in favor of the election of certain directors and the appointment of certain board observers, for a period of time ending on December 14, 2002.

         Pursuant to the Amended and Restated Registration Rights Agreement, dated as of December 14, 1999, between Global and the Series 1 Stockholders (see
Exhibit 5 hereto, which is incorporated herein by reference), Global has granted certain "demand" and "piggyback" registration rights to certain holders of Series 1 Preferred Stock with respect to the shares of Issuer Common Stock held by such stockholders.

         The Stockholders' Agreement, (see Exhibit 4 hereto, which is incorporated herein by reference), dated as of December 14, 1999, (the "Series 1 Stockholders' Agreement") among Global and the holders of Series 1 Preferred Stock provides that in the event that Charles Hsiao, Larry Hsu or Barry R. Edwards (each, a "Key Senior Executive") proposes to transfer his shares ("Transferor Shares") to any person (the "Buyer"), as a condition to such transfer, such Key Senior Executive shall cause the Buyer to offer to purchase from each Investor (as defined therein) up to that number of shares owned by any Investor representing the same percentage of all shares owned by it as the Transferor Shares are of that Key Senior Executive's shares, subject to certain exceptions. These "Tag-Along" rights are more fully set forth in Section 3 of the Series 1 Stockholders Agreement.

         Pursuant to an Escrow Agreement, dated as of December 14, 1999, between Global, the former Impax shareholders, Charles Hsiao and Larry Hsu as the Seller Stockholders' Agent (as defined therein) and Continental Stock Transfer & Trust Company (the "Escrow Agent") (see Exhibit 7 hereto, which is incorporated herein by reference), the Impax shareholders agreed to place 10% of the Issuer's stock they were to receive pursuant to the Merger Agreement into an escrow fund administered by the Escrow Agent. The escrow fund would be available, if necessary, to indemnify Global pursuant to the indemnification provisions of the Merger Agreement. The Escrow Agreement provides for the release of the shares constituting the escrow fund eighteen months after the date of the agreement.

Item 7.  Material to be Filed as Exhibits.

Exhibit 1 - Agreement and Plan of Merger dated as of July 26, 1999 by and between Global Pharmaceutical Corporation and Impax Pharmaceuticals, Inc. (incorporated by reference to Annex A to the Joint Proxy Statement/Prospectus of Global Pharmaceutical Corporation and Impax Pharmaceuticals, Inc., filed on November 9, 1999, under SEC File No. 333-90599).

Exhibit 2 - Certificate of Amendment of Restated Certificate of Incorporation of Global Pharmaceutical Corporation, as filed with the Delaware Secretary of State on December 14, 1999 (incorporated by reference to Annex E to the Joint Proxy Statement/Prospectus of Global, filed on November 9, 1999, under SEC File No. 333-90599).

Exhibit 3 - Certificate of Designations of Series 1-A Convertible Preferred Stock and Series 1-B Convertible Preferred Stock of Global Pharmaceutical Corporation filed with the Secretary of State of Delaware on November 8, 1999 (incorporated by reference to Annex F to the Joint Proxy Statement/Prospectus of Global Pharmaceutical Corporation, filed on November 9, 1999, under SEC File No. 333-90599).

Exhibit 4 - Stockholders' Agreement, dated as of December 14, 1999, among Global, Charles Hsiao, Larry Hsu, Barry R. Edwards, Fleming US Discovery Fund III, L.P., Fleming US Discovery Offshore Fund III, L.P., Chemical Company of Malaysia Berhad, President (BVI) International Investment Holdings Ltd., China Development Industrial Bank Inc., Euroc Venture Capital, Tai-I Electric Wire and Multiventure Tech. (the "Series 1 Stockholders").

Exhibit 5 - Amended and Restated Registration Rights Agreement, dated as of December 14, 1999, among Global and the Series 1 Stockholders.

Exhibit 6 - Stockholders' Agreement, dated as of December 14, 1999, among Global Pharmaceutical Corporation and certain stockholder signatories thereto (incorporated by reference to Exhibit 9.1 to the Registration Statement on Form S-4 filed by Global Pharmaceutical Corporation on November 9, 1999, under SEC File No. 333-90599).

Exhibit 7 - Escrow Agreement, dated as of December 14, 1999, among Global, the Impax shareholders, Charles Hsiao and Larry Hsu, in the capacity of the Seller Stockholders' Agent, and Continental Stock Transfer & Trust Company, in the capacity of Escrow Agent (incorporated by reference to Exhibit 99.2 to the Registration Statement on Form S-4 filed by Global Pharmaceutical Corporation on November 9, 1999, under SEC File No. 333-90599).



Appendix 1 - Address, Organization and Principal Business of Each Reporting Person Required by Item 2.

Appendix 2 - Information About Each Reporting Person Required by Item 2.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 27, 1999

                     CHINA DEVELOPMENT INDUSTRIAL BANK INC.




                    By: /s/ Brian Keng, Senior Vice President
                        --------------------------------------
                        Brian Keng, Senior Vice President

                                   APPENDIX 1

         ADDRESS, ORGANIZATION AND PRINCIPAL BUSINESS OF EACH REPORTING PERSON REQUIRED BY ITEM 2 AND OTHER PERSONS REQUIRED BY ITEM 5

REPORTING PERSON                    PRINCIPAL BUSINESS                 PLACE OF ORGANIZATION
                                    AND OFFICE
China Development Industrial        11th Floor, CDC Tower                      Taiwan
Bank, Inc.                          125 Nanking East Road, Sec. 5
                                    Taipei 10572
                                    Taiwan

                                   APPENDIX 2

            INFORMATION ABOUT THE REPORTING PERSON
            REQUIRED BY ITEM 2


                       EXECUTIVE OFFICERS AND DIRECTORS OF
                     CHINA DEVELOPMENT INDUSTRIAL BANK INC.

Name:                             Tai-Ying Liu, Ph.D.
Citizenship:                      Taiwan
Business:                         Taiwan Research Center
Business Address:                 11th Floor, CDC Tower
                                  125 Nanking East Road, Sec. 5
                                  Taipei 10572
                                  Taiwan
Title:                            Chairman

Name:                             Benny T. Hu
Citizenship:                      Taiwan
Business:                         China Development Bank
Business Address:                 11th Floor, CDC Tower
                                  125 Nanking East Road, Sec. 5
                                  Taipei 10572
                                  Taiwan
Title:                            Managing Director

Name:                             Chieh-Chien Chao Ph.D.
Citizenship:                      Taiwan
Business:                         Chiao Tung Bank
Business Address:                 11th Floor, CDC Tower
                                  125 Nanking East Road, Sec. 5
                                  Taipei 10572
                                  Taiwan
Title:                            Managing Director

Name:                             Hans Hsu
Citizenship:                      Taiwan
Business:                         Yin Shu-tien Specialist Clinic of Urology and
                                  Ophthalmology
Business Address:                 11th Floor, CDC Tower
                                  125 Nanking East Road, Sec. 5
                                  Taipei 10572
                                  Taiwan
Title:                            Managing Director

Name:                             Kuo-Hwa Ho
Citizenship:                      Taiwan
Business:                         Bank of Taiwan
Business Address:                 11th Floor, CDC Tower
                                  125 Nanking East Road, Sec. 5
                                  Taipei 10572
                                  Taiwan
Title:                            Managing Director

Name:                             Wen-Fu Ko
Citizenship:                      Taiwan
Business:                         Presidential Office, R.O.C.
Business Address:                 11th Floor, CDC Tower
                                  125 Nanking East Road, Sec. 5
                                  Taipei 10572
                                  Taiwan
Title:                            Managing Director

Name:                             Yung-San Lee, Ph.D.
Citizenship:                      Taiwan
Business:                         International Commercial Bank of China
Business Address:                 11th Floor, CDC Tower
                                  125 Nanking East Road, Sec. 5
                                  Taipei 10572
                                  Taiwan
Title:                            Managing Director

Name:                             Ching-Jen Chen
Citizenship:                      Taiwan
Business:                         AGV Products Corporation
Business Address:                 11th Floor, CDC Tower
                                  125 Nanking East Road, Sec. 5
                                  Taipei 10572
                                  Taiwan
Title:                            Director

Name:                             Ching-Shyong Chou
Citizenship:                      Taiwan
Business:                         Shanghai Commercial & Savings Bank Ltd.
Business Address:                 11th Floor, CDC Tower
                                  125 Nanking East Road, Sec. 5
                                  Taipei 10572
                                  Taiwan
Title:                            Director

Name:                             Chung-Chi Tsai
Citizenship:                      Taiwan
Business:                         The National Assembly Republic of China
Business Address:                 11th Floor, CDC Tower
                                  125 Nanking East Road, Sec. 5
                                  Taipei 10572
                                  Taiwan
Title:                            Director

Name:                             C. Y. Wang
Citizenship:                      Taiwan
Business:                         China Steel Corporation
Business Address:                 11th Floor, CDC Tower
                                  125 Nanking East Road, Sec. 5
                                  Taipei 10572
                                  Taiwan
Title:                            Director

Name:                             Eric S. H. Ko
Citizenship:                      Taiwan
Business:                         Ruentex Construction & Development Co., Ltd.
Business Address:                 11th Floor, CDC Tower
                                  125 Nanking East Road, Sec. 5
                                  Taipei 10572
                                  Taiwan
Title:                            Director

Name:                             Jimmy Chi
Citizenship:                      Taiwan
Business:                         Taiwan Fluorescent Lamp Co., Ltd.
Business Address:                 11th Floor, CDC Tower
                                  125 Nanking East Road, Sec. 5
                                  Taipei 10572
                                  Taiwan
Title:                            Director

Name:                             Julie S. M. Chen
Citizenship:                      Taiwan
Business:                         Aetna Life Insurance Company of America,
                                  Taiwan Branch Office
Business Address:                 11th Floor, CDC Tower
                                  125 Nanking East Road, Sec. 5
                                  Taipei 10572
                                  Taiwan
Title:                            Director

Name:                             Kung-Yung Chen
Citizenship:                      Taiwan
Business:                         China Development Bank
Business Address:                 11th Floor, CDC Tower
                                  125 Nanking East Road, Sec. 5
                                  Taipei 10572
                                  Taiwan
Title:                            Director

Name:                             Ming H. Chen
Citizenship:                      Taiwan
Business:                         Ye Chen Investment Co., Ltd.
Business Address:                 11th Floor, CDC Tower
                                  125 Nanking East Road, Sec. 5
                                  Taipei 10572
                                  Taiwan
Title:                            Director

Name:                             Min-Hsun Chen
Citizenship:                      Taiwan
Business:                         Lead Long Textile Co., Ltd.
Business Address:                 11th Floor, CDC Tower
                                  125 Nanking East Road, Sec. 5
                                  Taipei 10572
                                  Taiwan
Title:                            Director

Name:                             Shin-I Lin
Citizenship:                      Taiwan
Business:                         United Holdings Ltd.
Business Address:                 11th Floor, CDC Tower
                                  125 Nanking East Road, Sec. 5
                                  Taipei 10572
                                  Taiwan
Title:                            Director

Name:                             Shue-sheng Wang
Citizenship:                      Taiwan
Business:                         International Commercial Bank of China
Business Address:                 11th Floor, CDC Tower
                                  125 Nanking East Road, Sec. 5
                                  Taipei 10572
                                  Taiwan
Title:                            Director

Name:                             Ting Wu
Citizenship:                      Taiwan
Business:                         Core Pacific Group Head Office
Business Address:                 11th Floor, CDC Tower
                                  125 Nanking East Road, Sec. 5
                                  Taipei 10572
                                  Taiwan
Title:                            Director

Name:                             Wei-Te Liu
Citizenship:                      Taiwan
Business:                         Witty Corporation
Business Address:                 11th Floor, CDC Tower
                                  125 Nanking East Road, Sec. 5
                                  Taipei 10572
                                  Taiwan
Title:                            Chairman

Name:                             Han-Ton Lin
Citizenship:                      Taiwan
Business:                         Peck's Holding Ltd.
Business Address:                 11th Floor, CDC Tower
                                  125 Nanking East Road, Sec. 5
                                  Taipei 10572
                                  Taiwan
Title:                            Resident Supervisor

Name:                             Chien-Chao Yeh
Citizenship:                      Taiwan
Business:                         Yeh Chien-Chao Attorney's-at-Law
Business Address:                 11th Floor, CDC Tower
                                  125 Nanking East Road, Sec. 5
                                  Taipei 10572
                                  Taiwan
Title:                            Supervisor

Name:                             Kuo-Cheng Chen
Citizenship:                      Taiwan
Business:                         Chiao Tung Bank
Business Address:                 11th Floor, CDC Tower
                                  125 Nanking East Road, Sec. 5
                                  Taipei 10572
                                  Taiwan
Title:                            Supervisor

Name:                             Tai-Ying Liu
Citizenship:                      Taiwan
Business Address:                 11th Floor, CDC Tower
                                  125 Nanking East Road, Sec. 5
                                  Taipei, 10572, Taiwan
Title:                            Chairman & Chief Executive Officer

Name:                             Benny T. Hu
Citizenship:                      Taiwan
Business Address:                 11th Floor, CDC Tower
                                  125 Nanking East Road, Sec. 5
                                  Taipei, 10572, Taiwan
Title:                            President

Name:                             Kung-Yung Chen
Citizenship:                      Taiwan
Business Address:                 11th Floor, CDC Tower
                                  125 Nanking East Road, Sec. 5
                                  Taipei, 10572, Taiwan
Title:                            Senior Executive Vice President

Name:                             Jer-Shyong Shih
Citizenship:                      Taiwan
Business Address:                 11th Floor, CDC Tower
                                  125 Nanking East Road, Sec. 5
                                  Taipei, 10572, Taiwan
Title:                            Executive Vice President

Name:                             Ben C. B. Chang
Citizenship:                      Taiwan
Business Address:                 11th Floor, CDC Tower
                                  125 Nanking East Road, Sec. 5
                                  Taipei, 10572, Taiwan
Title:                            Executive Vice President

Name:                             Bing Shen
Citizenship:                      Taiwan
Business Address:                 11th Floor, CDC Tower
                                  125 Nanking East Road, Sec. 5
                                  Taipei, 10572, Taiwan
Title:                            Executive Vice President

Name:                             Shu-Kuang Jen, Ph.D.
Citizenship:                      Taiwan
Business Address:                 11th Floor, CDC Tower
                                  125 Nanking East Road, Sec. 5
                                  Taipei, 10572, Taiwan
Title:                            Executive Vice President & Chief Auditor

Name:                             Lai-Tsung Tsai
Citizenship:                      Taiwan
Business Address:                 11th Floor, CDC Tower
                                  125 Nanking East Road, Sec. 5
                                  Taipei, 10572, Taiwan
Title:                            Senior Vice President & General Manager

Name:                             Jack J. L. Chow
Citizenship:                      Taiwan
Business Address:                 11th Floor, CDC Tower
                                  125 Nanking East Road, Sec. 5
                                  Taipei, 10572, Taiwan
Title:                            Senior Vice President

Name:                             Vivien H. Hsieh, Ph.D.
Citizenship:                      Taiwan
Business Address:                 11th Floor, CDC Tower
                                  125 Nanking East Road, Sec. 5
                                  Taipei, 10572, Taiwan
Title:                            Senior Vice President

Name:                             Kate M. Wu
Citizenship:                      Taiwan
Business Address:                 11th Floor, CDC Tower
                                  125 Nanking East Road, Sec. 5
                                  Taipei, 10572, Taiwan
Title:                            Senior Vice President

Name:                             Brian C. Keng
Citizenship:                      Taiwan
Business Address:                 11th Floor, CDC Tower
                                  125 Nanking East Road, Sec. 5
                                  Taipei, 10572, Taiwan
Title:                            Senior Vice President


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